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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 10-C
               Report by Issuer of Securities Quoted on NASDAQ
                         Interdealer Quotation System

                 Filed pursuant to Section 13 or 15(d) of the
             Securities and Exchange Act of 1934 and Rule 13a-17
                               or 15d-17 thereunder


                                 VWR Corporation
                                 ---------------
                (Exact name of issuer as specified in charter)

                               1310 Goshen Parkway
                       West Chester, Pennsylvania 19380
                       --------------------------------
                   (Address of principal executive offices)


                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.    Title of security                                      Common Shares
                                                           ------------------

2.    Number of shares outstanding before the change           12,899,670
                                                           ------------------

3.    Number of shares outstanding after the change            21,550,648
                                                           ------------------

4.    Effective date of change                             September 15, 1995
                                                           ------------------

5.    Method of change:
Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

New Issuance
------------

Give brief description of transaction Private placement to one
                                      ------------------------
accredited investor and exercise of warrant issued in April, 1995
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for 967,015 Common Shares.
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                       II. CHANGE IN NAME OF ISSUER


1.    Name prior to change	                         VWR Corporation
                                           -----------------------------------

2.    Name after change                    VWR Scientific Products Corporation
                                           -----------------------------------

3.    Effective date of charter amendment changing name    September 15, 1995
                                                           -------------------

4.    Date of shareholder approval of change, if required            N/A
                                                           -------------------





Date:	September 19, 1995                          --------------------------
                                                  Walter S.Sobon
                                                  Vice President Finance